UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 28, 2021, announcing that the Company has improved its score in its fourth consecutive inclusion in the Bloomberg Gender-Equality Index.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 28, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 28 January 2021 – 8.00 am CET _______________________________________

EURONAV IMPROVES SCORE IN BLOOMBERG GENDER-EQUALITY INDEX

•	Euronav included in the index for the fourth consecutive year
•	One of 380 companies, with a market capitalization over USD 1 billion, included in this year’s index

ANTWERP, Belgium, 27 January 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it improved the Company’s score in its fourth consecutive inclusion in the Bloomberg Gender-Equality Index (GEI). The GEI provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors.

Euronav is one of 380 companies across 11 sectors headquartered in 44 countries, that are included in this year’s index. The 380 companies earned at least a 50% Overall GEI Score and have a market capitalization exceeding at least USD 1 Billion. The Company’s score increased from 55.8% last year to 64.5% in 2021.

“We strive to create an inclusive, gender-equal work environment for all our employees, at sea and on shore”, said Hugo De Stoop, CEO of Euronav. “There is ample evidence that companies, and therefore society, benefit from gender equality. It is an important driver of diversity within Euronav, and is supported by policy development, representation and transparency.”

GEI Framework
Bloomberg’s gender-reporting framework equips companies with an international standardized disclosure method to measure and report gender data across multiple dimensions. Disclosures from companies included in the 2021 GEI provide a wide-ranging and comprehensive look at how companies around the world are investing in women in the workplace, the supply chain and in the communities in which they operate.

The reference index measures gender equality across five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand.

The GEI framework was created in partnership with industry-recognized subject matter experts from around the world and is reviewed annually to ensure alignment with global methodologies and relevant practices. Those companies that score above a globally established threshold, based on disclosure and data excellence components, are included in the annual index.

The full list of companies included in the index and aggregate high-level findings are available on the website: www.bloomberg.com/GEI.

A full description of the scoring methodology can be found at www.bloomberg.com/GEI/resources.

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PRESS RELEASE Thursday 28 January 2021 – 8.00 am CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (two to be delivered), 26 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) and 2 FSO vessels (both owned in 50%-50% joint venture).

Announcement of Q4 Results: Thursday 4 February 2021

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.